SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial Officer and Investor Relations

GOLDENSAND
COMÉRCIO E SERVIÇOS, SOCIEDADE UNIPESSOAL LDA

APPRAISAL REPORT

RJ-0565/08-01
1/7 COPIES

REPORT	RJ-0565/08-01
BASE DATE:	December 31, 2008.
REQUESTING PARTY:	**COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV**, with head office located at Rua Dr. Renato Paes de Barros, nº 1.017, 4º andar, in the City of São Paulo, State of São Paulo, registered with the National Roll of Legal Entities (CNPJ) under no. 02.808.708/0001-07, hereinafter called **AMBEV**.
OBJECT:	**GOLDENSAND - COMÉRCIO E SERVIÇOS, SOCIEDADE UNIPESSOAL LDA.**, with head office located at Edifício Marina Club, Avenida Arriaga, nº 73 - 1º andar, sala 105, Freguesia da Sé, Conselho do Funchal, Zona Franca da Madeira, Funchal, hereinafter called **GOLDENSAND**.
PURPOSE:	Assessment of GOLDENSAND's net book value for the purpose of merging into AMBEV, pursuant to Law no. 6.404 of 12.15.1976 (Corporate Law).

TABLE OF CONTENTS

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda., hereinafter called APSIS, with head office located at Rua São José nº 90, grupo 1.802, in the City and State of Rio de Janeiro, registered with the National Roll of Legal Entities (CNPJ) under no. 27.281.922/0001-70 was appointed to assess GOLDENSAND's net book value for the purpose of merging into AMBEV, pursuant to Law no. 6.404 of 12.15.1976 (Corporate Law).

For preparing this report, we have used data and information provided by third parties, in the form of documents and verbal interviews with the client. Estimates used in this process are based on documents and information which include, among others, the following:

- GOLDENSAND's Balance Sheet on the base date;

APSIS has recently performed appraisals for publicly-held companies, for various purposes, in the following companies:

- AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A
- BANCO PACTUAL S/A
- CIMENTO MAUÁ S/A
- ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.
- GEODEX COMMUNICATIONS DO BRASIL S/A
- GERDAU S/A
- HOTÉIS OTHON S/A
- IBEST S/A
- L.R. CIA.BRAS. PRODS. HIGIENE E TOUCADOR S/A
- LIGHT SERVIÇOS DE ELETRICIDADE S/A
- LOJAS AMERICANAS S/A
- MINASGÁS S/A DISTRIB. DE GÁS COMBUSTÍVEL
- REPSOL YPF BRASIL S/A
- TAM TRANSPORTES AÉREOS MERIDIONAL S/A
- WAL PETROLEO S/A

The APSIS team in charge of preparing this report comprises the following professionals:

- AMILCAR DE CASTRO
  Project Manager
- ANA CRISTINA FRANÇA DE SOUZA
  Civil Engineer
  Post-graduated in Accounting Sciences (CREA/RJ 91.1.03043-4)
- CESAR DE FREITAS SILVESTRE
  Accountant (CRC/RJ 44779/O-3)
- CLÁUDIO MARÇAL DE FREITAS
  Accountant (CRC/RJ 55029/O-1)
- FLAVIO LUIZ PEREIRA
  Accountant (CRC/RJ 022016-O-9)
- LUIZ PAULO CESAR SILVEIRA
  Mechanical Engineer
  Master of Business Management (CREA/RJ 89.1.00165-1)
- MARGARETH GUIZAN DA SILVA OLIVEIRA
  Civil Engineer (CREA/RJ 91.1.03035-3)
- RICARDO DUARTE CARNEIRO MONTEIRO
  Civil Engineer
  Post-graduated in Economic Engineering(CREA/RJ 30137-D)
- SÉRGIO FREITAS DE SOUZA
  Economist (CORECON/RJ 23521-0)

2. PRINCIPLES AND QUALIFICATIONS

The report subject to the following enumerated, calculated and specified study, strictly complies with the fundamental principles described below.

- The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.

- To the best of the consultants' knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.

- The report presents all the limiting conditions imposed by the adopted methodologies, which affect the analyses, opinions and conclusions comprised therein.

- APSIS professional fees are not in any way whatsoever subject to the conclusions of this report.

- APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.

- In this report, one assumes that the information received from third parties is correct, and that the sources thereof are comprised in said report.

- The report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.

- For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this report.

- This Report complies with the specifications and criteria prescribed by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different agencies, such as: the Ministry of Treasury, Central Bank, Bank of Brazil, CVM (Securities and Exchange Commission), SUSEP (Superintendence of Private Insurance), Income Tax Regulations (RIR), etc.

- The controlling shareholder and managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

3. RESPONSIBILITY LIMITS

- To prepare this report, APSIS used historic data and information audited by third parties or not audited, and non-audited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed as true the data and information obtained for this report and does not have any responsibility in connection with their truthfulness.

- The scope of this work did not include audit of the financial statements or revision of the works performed by their auditors.

- Our work was developed to be used by the requesting party, its partners, and the other companies involved in the project, aiming at the previously described objective.

- We do not take responsibility for occasional losses to the requesting party and its subsidiaries, to its partners, directors, creditors, or to other parties as a result of the use of data and information provided by the company and comprised herein.

- The analyses and conclusions comprised herein are based on several premises held as of this date, of future operating projections, such as: prices, volumes, market share, revenues, taxes, investments, operating margins, etc. Thus, the company's future operating results may differ from any prediction or estimate comprised in this report.

4. APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting documents aiming at ascertaining whether bookkeeping was accurately done and in compliance with regulatory, normative and statutory legal provisions which govern the matter, within the scope of "Generally Accepted Accounting Principles and Conventions".

GOLDENSAND's account books were examined, as well as all other documents required towards the preparation of this report, which was written on the basis of GOLDENSAND's balance sheet ended December 31, 2008 (Exhibit 1).

The experts have ascertained that GOLDENSAND's assets and liabilities are duly accounted for.

5. NET EQUITY ASSESSMENT

GOLDENSAND's account books were examined, as well as all other documents required towards the preparation of this report.

GOLDENSAND's relevant asset is the provision for losses with the investment in its subsidiary LONDRINA BEBIDAS LTDA, current name of CERVEJARIAS CINTRA INDÚSTRIAS E COMÉRCIO LTDA (CINTRA), with 95.89% interest in the company's Capital Stock.

The experts have ascertained that GOLDENSAND shows negative net assets of R$ 114.069.574,71 (one hundred and fourteen million, sixty-nine thousand, five hundred and seventy-four reals and seventy-one centavos), as of December 31, 2008, where:

GOLDENSAND - COMERCIO E SERVIÇOS, SOCIEDADE UNIPESSOAL LDA

BASE DATE: December 31, 2008

RELEVANT ACCOUNTS	BOOK AMOUNT (BRL)
ASSETS	72,016.27
CURRENT ASSETS	72,016.27
CASH AND BANK	72,016.27
LONG TERM ASSETS	0.00
FIXED ASSETS	0.00
LIABILITIES	114,141,590.98
CURRENT LIABILITIES	0.00
NON CURRENT LIABILITIES	114,141,590.98
UNSECURED LIABILITY	114,141,590.98
EQUITY SHARE	(114,069,574.71)

6. CONCLUSION

In the light of the audit performed of the prior mentioned documents and on the basis of APSIS' analyses, the experts have concluded that GOLDENSAND's net assets are negative R$114.069.574,71 (one hundred and fourteen million, sixty-nine thousand, five hundred and seventy-four reals, and seventy-one contavos) as of December 31, 2008.

Having concluded Report RJ-0565/08-01, which consists of 09 (nine) pages typed on one side and 02 (two) exhibits and reproduced in 07 (seven) original counterparts, APSIS Consultoria Empresarial Ltda., CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, a company specialized in the appraisal of assets, legally represented hereunder by its directors, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, February 20, 2009.

LUIZ PAULO CÉSAR SILVEIRA
Diretor

AMILCAR DE CASTRO
Gerente de Projetos

CESAR DE FREITAS SILVESTRE
Contador

7. LIST OF EXHIBITS

1. SUPPORTING DOCUMENTS

2. GLOSSARY AND APSIS' PROFILE

SÃO PAULO - SP
Alameda Franca, 1467, 44
São Paulo - SP CEP: 01422-001
Tel.: + 55 11 2626.0510 Fax: + 55 11 3061.5879

RIO DE JANEIRO - RJ
Rua São José, 90, grupo 1802
Centro, CEP: 20010-020
Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

ATTACHMENT 1

GOLDENSAND COMÉRCIO E SERVIÇOS, SOCIEDADE UNIPESSOAL, LTD
Goldensand's Balance Sheet- 12/31/2008

Company	Division	Account	Account Description	Balance 12/31/2008
		ASSETS		
		CURRENT ASSETS		
		111.AVAILABLE ASSETS		
		1113.BANK DEPOSITS		
		BANK CHECKING ACCOUNTS		
138	754	11109001	BANKS - Interface	72,016.27
				72,016.27
				72,016.27
		TOTAL AVAILABLE ASSETS		72,016.27
		TOTAL CURRENT ASSETS		72,016.27
		TOTAL NON-CURRENT ASSETS		-
		TOTAL ASSETS		**72,016.27**
		LIABILITIES		
		CURRENT LIABILITIES		
		TOTAL CURRENT LIABILITIES		-
		NON-CURRENT LIABILITIES		(114,141,590.98)
		131.GROUP'S UNITS - PROVISIONS		(114,141,590.98)
		1317. (-) PROVISION FOR LOSSES INVEST. ASSOCIATED COMPANIES		(114,141,590.98)
138	754	13060023	(-) Cintra - Provision for Losses	(114,141,590.98)
				-
		TOTAL NON-CURRENT LIABILITIES		(114,141,590.98)
		NET EQUITY		
		251.CAPITAL STOCK		
		2511.SUBSCRIBED CAPITAL		
138	754	25010002	Subscribed Capital Shareholders Resident in	(194,043,023.34)
				(194,043,023.34)
		TOTAL CAPITAL STOCK		(194,043,023.34)
		252.RESERVES		
		2521.CAPITAL RESERVES		
		RESTATEMENT OF CAPITAL		
138	754	25030001	Capital Reserves Monetary Restatement	(55,678,178.49)
				(55,678,178.49)
		TOTAL CAPITAL RESERVES		(55,678,178.49)
		TOTAL RESERVES		(55,678,178.49)
		255.EQUITY ASSESSMENT ADJUSTMENT		
138	754	25109006	Equity Accounting - Reflexes of Law 11	(212,352.29)
		255.EQUITY ASSESSMENT ADJUSTMENT		(212,352.29)
		253.ACCUMULATED PROFITS (LOSSES)		
138	754	25100001	Accumulated Profits and Losses	372,173,336.82
		TOTAL ACCUMULATED PROFITS (LOSSES)		372,173,336.82
		3.NET INCOME FOR THE YEAR		
		OPERATING RESULT		
		33.OPERATING EXPENSES (FIXED/INDIRECT)		
		3313.PROVISION OF SERVICES BY THIRD-PARTIES		
		THIRD-PARTY SERVICES		
138	754	31060023	Consulting Firm Services	6,058.24
138	754	31060088	Recurring Consulting Firms	10,943.00
				17,001.24
		TOTAL PROVISION OF SERVICES BY THIRD-PARTIES		17,001.24
		TOTAL OPERATING EXPENSES (FIXED/INDIRECT)		17,001.24
		34.OTHER NET OPERATING EXPENSES		
		3411.OTHER OPERATING EXPENSES		

GOLDENSAND COMÉRCIO E SERVIÇOS, SOCIEDADE UNIPESSOAL, LTD
Goldensand's Balance Sheet- 12/31/2008

Company	Division	Account	Account Description	Balance 12/31/2008
		TAXABLE INCOME		
138	754	34100003	Other Operating Expenses	22,535.57
				22,535.57
		NON-TAXABLE INCOME		
138	754	34110017	Provision for Losses - Cintra	(43,213,735.98)
				(43,213,735.98)
				(43,191,200.41)
		3412.OTHER OPERATING REVENUES		
		TAXABLE INCOME		
138	754	34150001	Other Operating Revenues	(306,059.80)
138	754	34150005	Exchange Variation - Investment Assessment	-
				(306,059.80)
				(306,059.80)
		TOTAL OTHER OPERATING INCOME		(43,497,260.21)
		OPERATING RESULT		(43,480,258.97)
		35.FINANCIAL RESULT, EQUITY AND NON-OPERATING EXPENSES		
		3511.NET FINANCIAL RESULT		
		FINANCIAL EXPENSES		
		EXCHANGE VARIANCE EXPENSES		
138	754	34001009	Interest Over Loans- Associated Companies - Ex	31,668,652.64
				31,668,652.64
		INTEREST PAYABLE		
138	754	34002011	Interest over Loans - Associated Companies - J	3,781,993.30
				3,781,993.30
		OTHER FINANCIAL EXPENSES		
138	754	34003019	Bank Guarantee Expenses - Other Expenses	39,732.34
				39,732.34
		TOTAL FINANCIAL EXPENSES		35,490,378.28
		FINANCIAL REVENUES		
		ACTIVE EXCHANGE VARIATIONS		
138	754	34051006	Interest over Loans/Associated Companies / Excl	-
138	754	34051009	Paid Exchange Variations- Active Exchange Vari	(180,327.30)
				(180,327.30)
		TOTAL FINANCIAL REVENUES		(180,327.30)
		TOTAL FINANCIAL RESULT		35,310,050.98
		FINANCIAL RESULT, EQUITY AND NON-OPERATING EXPEN		35,310,050.98
		FINANCIAL RESULT, EQUITY AND NON-OPERATING EXPEN		35,310,050.98
		NET INCOME FOR THE YEAR		(8,170,207.99)
		TOTAL NET EQUITY		114,069,574.71
		TOTAL LIABILITIES		**72,016.27**

ATTACHMENT 2

GLOSSARY

ASSETS APPROACH - valuation methodology in which all assets and liabilities (including unregistered ones) have their value adjusted according to their market values.

BETA - measurement of a stock systematic risk, price trend of a certain stock to be related to changes in a certain index.

BUSINESS RISK - uncertainty level for realizing future returns expected for the business, which do not result from financial leverage.

CAPITAL STRUCTURE - breakdown of the capital invested in a company, including own capital (equity) and third-parties capital (indebtedness).

CAPITALIZATION - conversion of a simple period of economic benefits into value.

CAPITALIZATION RATE - any divisor used for converting economic benefits into value in a simple period.

CAPM - Capital Asset Pricing Model - model in which the cost of capital for any stock or group of stocks is equivalent to the risk-free rate added to a risk premium, provided by the systematic risk of the stock or group of stocks under analysis.

CASH FLOW - cash generated by an asset, group of assets or company during a certain period of time. Usually, such term is complemented by a qualification, depending on the context (operating, non-operating, etc)

COMPANY - commercial, industrial, service or investment entity performing an economic entity.

CONSTRUCTION EQUIVALENT AREA - constructed area on which the corresponding construction unit cost equivalence is applied, as provided by the principles of NB-140 of ABNT (Brazilian Association of Technical Rules).

CONTROL - power to direct the company strategic, politic and administrative management.

CONTROLLING PREMIUM - value or percentage of a controlling stocks pro rata value over the non-controlling stocks pro rata value, which reflect the controlling power.

COST OF CAPITAL - expected return rate required by the market for attracting funds for a determined investment.

CURRENT VALUE - It is the value for replacing an existing asset for a new one, depreciated according its physical conditions.

DISCOUNT FOR LACK OF CONTROL - value or percentage deducted from the 100%-pro rata value of a company value, which reflects the lack of part or whole control.

DISCOUNT FOR LACK OF LIQUIDITY - value or percentage deducted from the 100% pro rata value of a company value, which reflects the lack of liquidity.

DISCOUNT RATE - any divisor used for converting a future economic benefit flow into present value.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

ECONOMIC BENEFIT - benefits such as revenues, net income, net cash flow, etc.

ELECTRIC DAMAGE VALUE - It is an estimation of the cost for repairing or replacing the parts of an asset in case of electric damage. Values are scheduled in percentages of the Replacing

Value and were calculated through equipment's manual analysis and the repairing maintenance expertise of APSIS' technicians.

FAIR MARKET VALUE - value for which a certain asset change its ownership between a potential seller and a potential buyer, when both parties are aware of relevant facts and none of them are under pressure to make the deal.

GOODWILL - intangible asset referring to name, reputation, client portfolio, loyalty, localization and other similar items that cannot be identified separately.

HOMOGENIZED AREA - usable, private or constructed area with mathematical treatments for valuation purposes, according to criteria set forth by APSIS, based on the real state market.

INCOME APPROACH - valuation methodology by converting to present value expected economic benefits.

INSURANCE MAXIMUM VALUE - It is the maximum value of an asset for which it is advisable to insure it. Such criterion establishes that the asset which depreciation is higher than 50% should have a Insurance Maximum Value equivalent to twice the Current Value; and, an asset which depreciation is lower than 50%, should have a Insurance Maximum Value equivalent to the Replacing Value.

INSURANCE VALUE - It is the value for which the Insurance Company assumes the risks, and it is not applied on land and foundations, expect in special cases.

INTANGIBLE ASSETS - non-physical assets such as brands, patents, rights, contracts, industrial secrets that provide the owner with rights and values.

INTERNAL RETURN RATE - discount rated in which the present value of the future cash flow is equivalent to the investment cost.

INVESTED CAPITAL - sum of own capital and third-parties capital invested in a company. Third-parties capital is usually related to debts with short and long term interests to be specified in the valuation context.

INVESTED CAPITAL CASH FLOW - cash flow generated by the company to be reverted to financers (interests and amortizations) and shareholders (dividends) after operating costs and expenses and capital expenditures.

INVESTMENT VALUE - value for a particular investor, based on particular interests for a certain asset such as synergy with other companies of a investor, different perceptions of risk and future performances, etc.

ISSUE DATE - date on which the valuation report is ended, when valuation conclusions are presented to the client.

LEVERAGED BETA - beta value reflecting the indebtedness in the capital structure.

LIQUIDATION VALUE - It is the value of a sale on sale in the market, out of its original productive process. In other words, it is the value that would be verified in case the asset was deactivated and put up for sale separately, considering costs of disassembly or demolition (in case of real estate), storage and transportation.

LIQUIDITY - capacity to rapidly convert a certain asset into cash or into a debt payment.

MARKET APPROACH - valuation methodology, which utilizes multiples that result from the sale price of similar assets.

MARKET NET EQUITY - see assets approach.

MULTIPLE - market value of a company, stock or invested capital, divided by a company's measurement (revenues, income, client volume, etc.).

NON-OPERATING ASSETS - assets that are not directly related to the company operating activity (whether they generate revenue or not) and that may be sold without affecting its operation.

OPERATING ASSETS - assets that are necessary for the company operation.

PERPETUITY VALUE - value at the end of the projective period to be added to the cash flow.

PRESENT VALUE - value of a future economic benefit on a specific date, calculated by the application of a discount rate.

PRIVATE AREA - usable area including building elements (such as walls, columns, et c) and elevators hall (in some cases).

REFERENCE DATE - specific date (day, month and year) to apply the valuation.

RESIDUAL VALUE - It is the value of a new or old asset projected for a certain date, limited to the date on which such asset turns into scrap, considering that during such period of time, the asset will be operating.

REPLACING VALUE (FOR A NEW ASSET) - value based on the price (usually at market current prices) or replacing an asset for a new equal or similar one.

SCRAP VALUE - It is the asset value at the end of its useful life, considering its disassembly or demolition value (in case of real estate), storage and transportation.

SUPPORTING DOCUMENTATION - discount rate is a return rate used to convert into present value a payable or receivable amount.

TANGIBLE ASSETS - physical assets such as lands, constructions, machines and equipment, furniture and appliances, etc.

USEFUL AREA - usable area of a real estate, measures by the internal face of its walls.

USEFUL LIFE - period of time during which an asset may generate economic benefits

VALUATION - act or process through which the value of a company, stock interest or other asset is determined.

VALUATION METHODOLOGY - the approaches used for preparing valuing calculations in order to indicate the value of a company, stock interest or other asset.

VALUE - price denominated in monetary quantity.

WACC (Weighted Average Cost of Capital) - model in which the cost of capital is determined by the weighted average of the value.

Small details make all the difference.

APSIS has been making history for more than 28 years. Throughout all these years, it has been part of the history of Brazil and of the world, encompassing its various economic, political, social, cultural, and technological changes.
APSIS is currently a reference in company appraisal, brand and other intangible appraisals, asset appraisal, real estate consultancy and deals, fixed asset management, and environmental management, operating in Brazil and overseas.
This comprises the essential difference in the conquest of great businesses.


Trust

- Specialized services in asset appraisal and management.
- 15,000 reports issued throughout the national territory.
- Teams coordinated by post-graduate engineers, with extension course expertise both in Brazil and abroad.
- Compliance with ABNT, CVM, ESA, USPAP, Finep, BNDES, and Federal Revenue Standards.
- International quality in compliance with ASA (American Society of Appraisers) and IBA (Institute of Business Appraisers).
- Online financial market information.


Solution


Value

business appraisal

Company appraisal
Brand and other intangible asset appraisals
Study of project feasibility
Business Plan
Technical Opinion for corporate reorganization
(Company Act, RIR, FASB, IFRJ, and others)
Legal Opinions


Solidity

real estate business

Real Estate Prospection
Lease Contract renegotiations
Divestment
Real Estate appraisal
Assistance to investors and funds
Real Estate management
Vocation and Feasibility Studies
Real Estate sale and lease

fixed asset

Equity Inventory
Asset Appraisal
Data Conciliation (Physical X Book)
Accounting base (registry, exports, and imports)
Process Training, Formalization, and Auditing

corporate sustentability

RGA Policy
MDL and Carbon Credits
Social-environmental diagnostic
Sustainable Development (DJSI and ISE)
Environmental Auditing (Principles of Ecquador and others)
Social Responsibility (Ethos and GRI)
Ethical Documents
Communications Management


Competence


Credibility

Treasure

clientes apsis

ALL - AMÉRICA LATINA LOGÍSTICA
ALLIANT ENERGY
AMBEV (INTERBREW) - COMPANHIA BRASILEIRA DAS AMÉRICAS
BANCO BANIF
BANCO BRADESCO
BANCO DO BRASIL
BANCO IBI
BANCO ITAÚ
BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BELGO SIDERURGIA (GRUPO ARCELOR)
BHP BILLITON METAIS
BNDES - BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL
BORIS LERNER, FRAZÃO, GARCIA, MALVAR E CONSULTORES
BR - PETROBRAS DISTRIBUIDORA
CAEMI MINERAÇÃO E METALURGIA
CARIOCA CHRISTIANI NIELSEN ENGENHARIA
CARREFOUR COMÉRCIO E INDÚSTRIA
CEG - COMPANHIA DISTRIBUIDORA DE GÁS DO RIO DE JANEIRO
CETUS INVESTIMENTOS E PARTICIPAÇÕES
CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA
CLARO
COCA-COLA
CONSTRUTORA ANDRADE GUTIERREZ
COTEMINAS - COMPANHIA DE TECIDOS NORTE DE MINAS
CREDICARD
CREDIT SUISSE FIRST BOSTON
CSN - COMPANHIA SIDERÚRGICA NACIONAL
CVRD - COMPANHIA VALE DO RIO DOCE
DIAGEO
DROGASIL
ELETROBRÁS - CENTRAIS ELÉTRICAS BRASILEIRAS
EMBRATEL - EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES
ESSO BRASILEIRA DE PETRÓLEO LIMITADA
FGV - FUNDAÇÃO GETÚLIO VARGAS
FINEP - FINANCIADORA DE ESTUDOS E PROJETOS
FLEXTRONICS
FURNAS CENTRAIS ELÉTRICAS
GAFISA S.A
GERDAU AÇO MINAS GERAIS
GOL LINHAS AÉREAS INTELIGENTES
GOLDMAN SACHS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
GRUPO BRASCAN
GRUPO GLOBO
GRUPO MULTIPLAN
GRUPO OI (TELEMAR)
GRUPO PÃO DE AÇÚCAR
GRUPO VOTORANTIM
HSBC BANK BRASIL
INTELIG TELECOM
KEPPEL FELS BRASIL
LAFARGE BRASIL
LIGHT - SERVIÇOS DE ELETRICIDADE
LIQUIGÁS DISTRIBUIDORA
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LOJAS RENNER
MATTOS FILHO, VEIGA FILHO, MARREY JR. E QUIROGA
MONSANTO DO BRASIL
NESTLÉ BRASIL
PETROBRAS - PETRÓLEO BRASILEIRO
PETROS - FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL
PINHEIRO NETO ADVOGADOS
PONTO FRIO (GLOBEX UTILIDADES)
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